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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25



                                                        SEC FILE NUMBER
                                                        000-27431
                                                        CUSIP NUMBER



                           NOTIFICATION OF LATE FILING


                                  (Check One):

[ ]  Form 10-K                   [ ]  Form 20-F                  [ ]  Form 11-K

                     [X] Form 10-Q                 [ ] Form N-SAR


        For Period Ended: June 30, 2002

        [ ] Transition Report on Form 10-K

        [ ] Transition Report on Form 20-F

        [ ] Transition Report on Form 11-K

        [ ] Transition Report on Form 10-Q

        [ ] Transition Report on Form N-SAR

        For the Transition Period Ended:_________________________

                Read Instruction (on back page) Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

        Full Name of Registrant:  Calico Commerce, Inc.
        Former Name if Applicable:
        Address of Principal Executive Office:

               333 West San Carlos St. - Ste. 1080
               San Jose, CA 95110


PART II - RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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[X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)     The subject annual report, semi-annual report, transition
                report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)     The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.


PART III - NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q or Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

        As a result of its bankruptcy proceeding and the winding down of its business, Calico Commerce has reduced its staff to one person in addition to management, and is continuing to review and confirm its financial results for the period of April 1-June 30, 2002 with management, the Board of Directors, and auditors. Because of the above, the Form 10-Q cannot be filed by August 14, 2002 without unreasonable effort and/or expense.


PART IV - OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification:

        James Weil, Chief Executive Officer and Principal Financial Officer
(408) 975-7400


        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [ X] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                              CALICO COMMERCE, INC.

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 14, 2002             By:  /s/ James Weil
                                     ------------------------------------------
                                     James Weil, Chief Executive Officer and
                                     Principal Financial Officer